UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-12477
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
San Juan, Puerto Rico
June 14, 2013

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments at fair value	$205,455,233	$156,693,609
Notes receivable from participants	14,324,229	13,394,566
Other – principally due from broker	192,076	109,583
Total assets	219,971,538	170,197,758
Liabilities
Other – principally due to broker	247,008	174,543
Net assets reflecting investments at fair value	219,724,530	170,023,215
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(543,924)	(399,737)
Net assets available for benefits	$219,180,606	$169,623,478
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions to (deductions from) net assets:
Employer contributions	$13,701,968	$12,333,886
Participant contributions	10,398,675	8,851,097
Rollover contributions	218,758	588,590
Interest and dividend income	2,032,895	1,259,757
Net realized/unrealized gains	29,003,843	383,876
Interest income on notes receivable from participants	575,959	575,157
Benefits paid	(6,043,477)	(6,032,006)
Investment and administrative fees	(331,493)	(326,938)
Net increase	49,557,128	17,633,419
Net assets available for benefits at beginning of year	169,623,478	151,990,059
Net assets available for benefits at end of year	$219,180,606	$169,623,478
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2012
1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2012, and subsequently amended, with the most recent amendment adopted December 1, 2012. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the New Puerto Rico Internal Revenue Code (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $13,000 in 2012 and $10,000 in 2011. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2012 and 2011. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2012 and $1,000 in 2011. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,000 in 2012 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $12,500 in 2012 and $11,000 in 2011.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
 Contributions (continued)
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants who are or became eligible employees on or after January 1, 2007 are 100% vested with respect to their Company Contributions and earnings and losses (hereafter referred to as “earnings”) thereon. Participants who are not and do not become eligible employees on or after January 1, 2007 are subject to certain vesting conditions (as defined in the Plan) with regard to Company contributions and related earnings thereon. All participants are 100% vested with respect to their contributions and earnings thereon.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions, (b) an allocation of Company Contributions and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.
Plan Investments
Participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan), death or retirement, a participant or the participant’s named beneficiary may elect to receive an amount equal to the value of his or her vested account balance in (a) a single payment in cash, (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan. If a participant dies before receiving the value of his or her vested account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2012 and 2011.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2012 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$39,777,427	$—	$—	$39,777,427
Cash and cash equivalents	169,867	—	—	169,867
Common and preferred stocks:
Large cap growth	17,971,848	—	—	17,971,848
Large cap value	4,921,690	—	—	4,921,690
Small-mid cap growth	1,966,733	—	—	1,966,733
Small-mid cap value	15,271,526	8,794	—	15,280,320
Other	684,275	—	—	684,275
Mutual funds:
High yield debt	3,771,941	—	—	3,771,941
Inflation indexed debt	1,078,504	—	—	1,078,504
International growth	6,661,875	—	—	6,661,875
International value	10,242,760	—	—	10,242,760
Real estate investment trust index	4,999,478	—	—	4,999,478
Collective trust funds:
Capital preservation	—	19,299,926	—	19,299,926
Emerging markets equity	—	6,276,475	—	6,276,475
Fixed income	—	11,388,372	—	11,388,372
Inflation indexed debt	—	87,961	—	87,961
International growth	—	2,834,318	—	2,834,318
International value	—	931,634	—	931,634
Large cap growth	—	821,472	—	821,472
Large cap index	—	41,487,995	—	41,487,995
Large cap value	—	231,842	—	231,842
Short term investments	—	3,617,535	—	3,617,535
Small-mid cap growth	—	112,439	—	112,439
Small-mid cap index	—	9,140,982	—	9,140,982
Small-mid cap value	—	1,697,564	—	1,697,564
	$107,517,924	$97,937,309	$—	$205,455,233

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Fair value measurements at December 31, 2011 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$28,916,100	$—	$—	$28,916,100
Cash and cash equivalents	187,189	—	—	187,189
Common and preferred stocks:
Large cap growth	15,336,282	—	—	15,336,282
Large cap value	5,132,744	—	—	5,132,744
Small-mid cap growth	1,699,446	—	—	1,699,446
Small-mid cap value	12,569,986	10,939	—	12,580,925
Other	416,735	—	—	416,735
Mutual funds:
High yield debt	2,744,734	—	—	2,744,734
Inflation indexed debt	739,955	—	—	739,955
International growth	4,532,198	—	—	4,532,198
International value	5,922,320	—	—	5,922,320
Real estate investment trust index	4,111,878	—	—	4,111,878
Collective trust funds:
Capital preservation	—	15,774,230	—	15,774,230
Emerging markets equity	—	4,838,408	—	4,838,408
Fixed income	—	7,869,660	—	7,869,660
Inflation indexed debt	—	82,026	—	82,026
International growth	—	2,178,094	—	2,178,094
International value	—	582,082	—	582,082
Large cap growth	—	995,649	—	995,649
Large cap index	—	31,166,960	—	31,166,960
Large cap value	—	555,005	—	555,005
Short term investments	—	2,871,691	—	2,871,691
Small-mid cap growth	—	109,485	—	109,485
Small-mid cap index	—	6,398,169	—	6,398,169
Small-mid cap value	—	951,644	—	951,644
	$82,309,567	$74,384,042	$—	$156,693,609

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The fair value of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The investment strategies of the Plan’s collective trust funds vary generally based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities in domestic and international markets for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Return Fund G, which requires a one-year notice to be given in the event of complete liquidation.
4. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
Amgen stock	$39,777,427	$28,916,100
Blackrock Equity Index Fund F – Collective trust fund	37,505,088	29,272,493
Wells Fargo Stable Return Fund G – Collective trust fund	19,299,926	15,774,230
 During the years ended December 31, 2012 and 2011, net realized and unrealized gains on the Plan’s investments were as follows:

	Year Ended December 31
	2012	2011
Amgen stock	$10,071,262	$4,172,316
Common and preferred stocks	6,252,359	(970,162)
Mutual funds	3,215,869	(2,227,254)
Collective trust funds	9,463,527	(559,606)
Other	826	(31,418)
	$29,003,843	$383,876

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

5. Income Tax Status
The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 22, 2007 and with an effective date of January 1, 2006 stating that the Plan is qualified, in form, under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the 1994 PR Code) and therefore, the related trust forming part of the Plan is exempt from taxation. The 1994 PR Code was repealed and the PR Code was approved effective for taxable years starting after December 31, 2010. Several rules related to the qualification of pension plans were amended effective for taxable year 2011, and others effective for taxable year 2012. The provisions of the PR Code also require that the Plan be amended in order to comply with those requirements, and the deadline for compliance was extended by the PRTD to June 30, 2013. The PR Code also required that the Plan be submitted to the PRTD in order to obtain a new determination letter issued by the PRTD to maintain the Plan’s qualified status. The request of a new determination letter must be submitted to the PRTD upon the later of the last day to file the Company’s income tax return for taxable year 2012 or September 30, 2013.
For taxable year 2012, the Company believes the Plan was amended accordingly and operated in compliance with the applicable requirements of the PR Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company will timely request a determination letter from the PRTD in order to comply with the rules provided by the PR Code.
Accounting principles generally accepted in the United States require the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2012, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2008.
6. Services Provided by the Company
During 2012 and 2011, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.
7. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011 consisted of the following:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$219,180,606	$169,623,478
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	543,924	399,737
Amounts allocated to withdrawing participants	(3,361)	—
Deemed loans	(153,549)	(87,938)
Net assets per the Form 5500	$219,567,620	$169,935,277

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)
For the year ended December 31, 2012, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended December 31 2012
Interest and dividend income	$2,032,895
Net realized/unrealized gains	29,003,843
Total net investment income per the financial statements	31,036,738
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(399,737)
Add current year adjustment	543,924
Total net investment income per the Form 5500	$31,180,925
For the year ended December 31, 2012, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31 2012
Benefits paid	$(6,043,477)
Investment and administrative fees	(331,493)
Total distributions per the financial statements	(6,374,970)
Add prior year amounts allocated to withdrawing participants	—
Less current year amounts allocated to withdrawing participants	(3,361)
Add prior year deemed loan balance	87,938
Less current year deemed loan balance	(153,549)
Total distributions per the Form 5500	$(6,443,942)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2012
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 461,455 shares		$39,777,427

Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G*	Collective trust fund 375,000 units	$19,299,926
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 1,484,763 units	1,484,763
Total Capital Preservation Asset Class			20,784,689

Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund*	Collective trust fund 328,470 units	5,915,752
Northern Trust Global Investments Collective Daily MSCI Emerging Markets Fund - Non Lending*	Collective trust fund 2,302 units	360,723
Total Emerging Markets Equity Asset Class			6,276,475

Fixed Income Asset Class:
JP Morgan Core Bond Fund*	Collective trust fund 625,980 units	10,272,333
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective trust fund 8,794 units	1,116,039
Total Fixed Income Asset Class			11,388,372

High Yield Asset Class:
Blackrock High Yield Bond Fund F	Mutual Fund 466,247 units	3,771,941
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 411,219 units	411,219
Total High Yield Asset Class			4,183,160

Inflation Protection Asset Class:
Vanguard Inflation Protected Fund	Mutual Fund 37,789 units	1,078,504
Northern Trust Global Investments Collective Daily Tips Index Fund - Non Lending*	Collective trust fund 626 units	87,961
Total Inflation Protection Asset Class			1,166,465

International Growth Asset Class:
GE Institutional International Equity Fund	Mutual Fund 597,478 units	6,661,875
Artisan International Fund*	Collective trust fund 140,556 units	2,306,521
Northern Trust Global Investments Collective Daily EAFE Index Fund - Non Lending*	Collective trust fund 2,405 units	527,797
Cash	Cash and cash equivalents	574
Total International Growth Asset Class			9,496,767

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 295,692 units	10,242,760
Northern Trust Global Investments Collective Daily EAFE Index Fund - Non Lending*	Collective trust fund 4,245 units	931,634
Total International Value Asset Class:			11,174,394

Large Cap Growth Asset Class:
Apple Inc.	Common and preferred stock 2,065 shares	1,100,702
Google Inc. Class A	Common and preferred stock 1,230 shares	872,525
Northern Trust Global Investments Collective Daily Russell 1000 Growth Index Fund - Non Lending*	Collective trust fund 4,428 units	821,472
Visa Inc. Class A	Common and preferred stock 4,680 shares	709,394

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Amazon.com Inc.	Common and preferred stock 2,405 shares	603,992
Salesforce.com Inc.	Common and preferred stock 3,110 shares	522,791
Qualcomm Inc.	Common and preferred stock 8,063 shares	500,067
Allergan Inc.	Common and preferred stock 4,420 shares	405,447
priceline.com Inc.	Common and preferred stock 573 shares	355,948
Schlumberger Limited	Common and preferred stock 4,750 shares	329,128
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 307,404 units	307,404
Intuitive Surgical, Inc.	Common and preferred stock 595 shares	291,771
Microsoft Corporation	Common and preferred stock 10,090 shares	269,706
Nike Inc. Class B	Common and preferred stock 5,060 shares	261,096
Coach Inc.	Common and preferred stock 4,595 shares	255,069
Alexion Pharmaceuticals Inc.	Common and preferred stock 2,705 shares	253,756
F5 Networks Inc.	Common and preferred stock 2,595 shares	252,104
Praxair Inc.	Common and preferred stock 2,300 shares	251,735
EMC Corporation	Common and preferred stock 9,280 shares	234,784
National Oilwell Varco, Inc.	Common and preferred stock 3,260 shares	222,822
Starbucks Corporation	Common and preferred stock 4,133 shares	221,612
International Business Machines Corporation	Common and preferred stock 1,152 shares	220,666
ASML Holding N. V.	Common and preferred stock 3,364 shares	216,675
Accenture PLC	Common and preferred stock 3,190 shares	212,135
Honeywell International Inc.	Common and preferred stock 3,050 shares	193,583
Chipotle Mexican Grill Inc.	Common and preferred stock 642 shares	190,969
CBS Corporation Class B	Common and preferred stock 4,900 shares	186,446
Cerner Corporation	Common and preferred stock 2,325 shares	180,513
Facebook Inc.	Common and preferred stock 6,475 shares	172,429
Philip Morris International Inc.	Common and preferred stock 2,020 shares	168,953
Walt Disney Company	Common and preferred stock 3,320 shares	165,302
eBay Inc.	Common and preferred stock 3,090 shares	157,652
Las Vegas Sands Corporation	Common and preferred stock 3,400 shares	156,944
Teradata Corporation	Common and preferred stock 2,490 shares	154,106
Regeneron Pharmaceuticals, Inc.	Common and preferred stock 900 shares	153,963
Citrix Systems, Inc.	Common and preferred stock 2,250 shares	147,938
Costco Wholesale Corporation	Common and preferred stock 1,470 shares	145,192
Red Hat Inc.	Common and preferred stock 2,740 shares	145,110
Cummins Inc.	Common and preferred stock 1,320 shares	143,023
IntercontinentalExchange, Inc.	Common and preferred stock 1,150 shares	142,382
FMC Technologies Inc.	Common and preferred stock 3,300 shares	141,339
Intuit Inc.	Common and preferred stock 2,340 shares	139,230
T Rowe Price Group Inc.	Common and preferred stock 2,080 shares	135,470
Ralph Lauren Corporation Class A	Common and preferred stock 900 shares	134,928
Precision Castparts Corporation	Common and preferred stock 710 shares	134,488
Home Depot Inc.	Common and preferred stock 2,170 shares	134,215
Mastercard, Inc. Class A	Common and preferred stock 270 shares	132,646
Comcast Corporation Class A	Common and preferred stock 3,540 shares	132,325
Anheuser-Busch InBev	Common and preferred stock 1,440 shares	125,870
Nordstrom, Inc.	Common and preferred stock 2,290 shares	122,515
Estee Lauder Companies Inc. Class A	Common and preferred stock 2,040 shares	122,114
American Tower Corporation	Common and preferred stock 1,540 shares	118,996
Gilead Sciences Inc.	Common and preferred stock 1,620 shares	118,989
Monsanto Company	Common and preferred stock 1,250 shares	118,313
McDonalds Corporation	Common and preferred stock 1,260 shares	111,145
Occidental Petroleum Corporation	Common and preferred stock 1,440 shares	110,318
Ametek Inc.	Common and preferred stock 2,827 shares	106,210
Whole Foods Market Inc.	Common and preferred stock 1,150 shares	105,030
Novo-Nordisk A/S	Common and preferred stock 640 shares	104,454
Southwestern Energy	Common and preferred stock 3,100 shares	103,571

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Biomarin Pharmaceutical Inc.	Common and preferred stock 2,100 shares	103,425
JP Morgan Chase & Company*	Common and preferred stock 2,340 shares	102,890
Cameron International Corporation	Common and preferred stock 1,790 shares	101,063
Abbott Laboratories	Common and preferred stock 1,490 shares	97,595
Kansas City Southern	Common and preferred stock 1,100 shares	91,828
Johnson & Johnson	Common and preferred stock 1,290 shares	90,429
Anadarko Petroleum Corporation	Common and preferred stock 1,190 shares	88,429
Eaton Corporation PLC	Common and preferred stock 1,610 shares	87,262
Covidien PLC	Common and preferred stock 1,500 shares	86,610
SAP AG	Common and preferred stock 1,070 shares	86,007
Wells Fargo & Company*	Common and preferred stock 2,490 shares	85,108
CVS Caremark Corporation	Common and preferred stock 1,760 shares	85,096
Omnicom Group Inc.	Common and preferred stock 1,670 shares	83,433
VMware Inc.	Common and preferred stock 880 shares	82,843
Stryker Corporation	Common and preferred stock 1,510 shares	82,778
TJX Companies Inc.	Common and preferred stock 1,930 shares	81,929
Trimble Navigation, Limited	Common and preferred stock 1,370 shares	81,899
Cognizant Technology Solutions Corporation Class A	Common and preferred stock 1,100 shares	81,455
Paychex Inc.	Common and preferred stock 2,470 shares	76,916
Starwood Hotels & Resorts Worldwide Inc.	Common and preferred stock 1,340 shares	76,862
Coca-Cola Company	Common and preferred stock 2,039 shares	73,914
TIBCO Software, Inc.	Common and preferred stock 3,270 shares	71,973
Parker-Hannifin Corporation	Common and preferred stock 840 shares	71,450
Actavis Inc.	Common and preferred stock 820 shares	70,520
Chevron Corporation	Common and preferred stock 650 shares	70,291
United Technologies Corporation	Common and preferred stock 850 shares	69,709
Limited Brands	Common and preferred stock 1,480 shares	69,649
Michael Kors Holdings Limited	Common and preferred stock 1,350 shares	68,891
Northern Trust Corporation*	Common and preferred stock 1,370 shares	68,719
Fortinet Inc.	Common and preferred stock 3,260 shares	68,688
Agilent Technologies Inc.	Common and preferred stock 1,670 shares	68,370
Amphenol Corporation Class A	Common and preferred stock 1,050 shares	67,935
Mondelez International Inc.	Common and preferred stock 2,610 shares	66,477
Athenahealth Inc.	Common and preferred stock 900 shares	66,105
Church & Dwight Inc.	Common and preferred stock 1,230 shares	65,891
Genuine Parts Company	Common and preferred stock 1,030 shares	65,487
Medtronic Inc.	Common and preferred stock 1,590 shares	65,222
Catamaran Corporation	Common and preferred stock 1,330 shares	62,656
Ecolab, Inc.	Common and preferred stock 860 shares	61,834
Adobe Systems Inc.	Common and preferred stock 1,640 shares	61,795
Diageo Capital PLC	Common and preferred stock 520 shares	60,622
Dollar General Corporation	Common and preferred stock 1,370 shares	60,403
VF Corporation	Common and preferred stock 390 shares	58,878
Chicago Bridge & Iron Company	Common and preferred stock 1,260 shares	58,401
Verisk Analytics Inc. Class A	Common and preferred stock 1,130 shares	57,630
Bed Bath & Beyond Inc.	Common and preferred stock 1,029 shares	57,531
Cardinal Health Inc.	Common and preferred stock 1,390 shares	57,240
Harley-Davidson Motor Company	Common and preferred stock 1,170 shares	57,143
United Parcel Service Inc. Class B	Common and preferred stock 770 shares	56,772
Shire PLC	Common and preferred stock 610 shares	56,230
Joy Global Inc.	Common and preferred stock 880 shares	56,126
Paccar Inc.	Common and preferred stock 1,240 shares	56,060
Biogen Idec Inc.	Common and preferred stock 370 shares	54,268
Edwards Lifesciences Corporation	Common and preferred stock 600 shares	54,102
CF Industries Holdings, Inc.	Common and preferred stock 260 shares	52,822
Crown Castle International Corporation	Common and preferred stock 690 shares	49,790
Tractor Supply Company	Common and preferred stock 550 shares	48,598

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Avago Technologies Limited	Common and preferred stock 1,500 shares	47,490
Illumina, Inc.	Common and preferred stock 840 shares	46,696
Halliburton Company	Common and preferred stock 1,310 shares	45,444
Ingersoll-Rand PLC	Common and preferred stock 940 shares	45,082
Oracle Corporation	Common and preferred stock 1,190 shares	39,651
Stericycle, Inc.	Common and preferred stock 360 shares	33,577
Cooper Companies Inc.	Common and preferred stock 290 shares	26,819
Discovery Communications Inc.	Common and preferred stock 70 shares	4,444
Total Large Cap Growth Asset Class:			19,100,724

Large Cap Index Asset Class:
Blackrock Equity Index Fund F*	Collective trust fund 1,565,974 units	37,505,088
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund - Non Lending*	Collective trust fund 906 units	3,982,907
Total Large Cap Index Asset Class			41,487,995

Large Cap Value Asset Class:
Northern Trust Collective Russell 1000 Value Index Fund - Non Lending*	Collective trust fund 1,240 units	231,842
Exxon Mobil Corporation	Common and preferred stock 1,643 shares	142,197
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 138,314 units	138,314
JP Morgan Chase & Company*	Common and preferred stock 3,111 shares	136,791
Chevron Corporation	Common and preferred stock 1,020 shares	110,303
Wells Fargo & Company*	Common and preferred stock 3,085 shares	105,445
Merck & Company Inc.	Common and preferred stock 2,569 shares	105,175
Pfizer Inc.	Common and preferred stock 3,924 shares	98,414
Comcast Corporation Class A	Common and preferred stock 2,495 shares	93,263
Citigroup, Inc.	Common and preferred stock 2,353 shares	93,085
General Electric Company	Common and preferred stock 4,331 shares	90,908
Noble Energy Inc.	Common and preferred stock 848 shares	86,276
Sanofi-Aventis	Common and preferred stock 1,799 shares	85,237
UnitedHealth Group Inc.	Common and preferred stock 1,530 shares	82,987
Hess Corporation LLC	Common and preferred stock 1,563 shares	82,776
State Street Corporation	Common and preferred stock 1,741 shares	81,844
Motorola Solutions Inc.	Common and preferred stock 1,429 shares	79,567
Ameriprise Financial Inc.	Common and preferred stock 1,253 shares	78,475
PepsiCo Inc.	Common and preferred stock 1,134 shares	77,600
Norfolk Southern Corporation	Common and preferred stock 1,246 shares	77,053
Edison International	Common and preferred stock 1,667 shares	75,332
PNC Financial Services Group	Common and preferred stock 1,287 shares	75,045
Discover Financial Services	Common and preferred stock 1,944 shares	74,941
Lowes Companies Inc.	Common and preferred stock 2,104 shares	74,734
MetLife Inc.	Common and preferred stock 2,250 shares	74,115
Northrop Grumman Corporation	Common and preferred stock 1,094 shares	73,933
Fifth Third Bancorp	Common and preferred stock 4,770 shares	72,456
Weyerhaeuser Company	Common and preferred stock 2,560 shares	71,219
Oracle Corporation	Common and preferred stock 2,137 shares	71,205
AT&T Inc.	Common and preferred stock 2,104 shares	70,926
Procter & Gamble Company	Common and preferred stock 1,029 shares	69,859
Liberty Interactive Corporation	Common and preferred stock 3,464 shares	68,172
Schlumberger Limited	Common and preferred stock 983 shares	68,112
Honeywell International Inc.	Common and preferred stock 1,065 shares	67,596
Dover Corporation	Common and preferred stock 1,014 shares	66,630
Unilever N. V.	Common and preferred stock 1,735 shares	66,451
Covidien PLC	Common and preferred stock 1,136 shares	65,593
Eaton Corporation PLC	Common and preferred stock 1,208 shares	65,474
Vodafone Group PLC	Common and preferred stock 2,533 shares	63,806
Firstenergy Corporation	Common and preferred stock 1,527 shares	63,768

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Unum Group	Common and preferred stock 3,056 shares	63,626
Travelers Companies Inc.	Common and preferred stock 875 shares	62,843
Texas Instruments Inc.	Common and preferred stock 2,021 shares	62,530
Coca-Cola Enterprises Inc.	Common and preferred stock 1,968 shares	62,445
Bristol-Myers Squibb Company	Common and preferred stock 1,900 shares	61,921
CVS Caremark Corporation	Common and preferred stock 1,277 shares	61,743
Viacom Inc. Class B	Common and preferred stock 1,156 shares	60,967
Bank of America Corporation*	Common and preferred stock 5,242 shares	60,807
Target Corporation	Common and preferred stock 1,026 shares	60,708
EOG Resources Inc.	Common and preferred stock 489 shares	59,066
Forest Laboratories Inc.	Common and preferred stock 1,598 shares	56,441
General Motors Company	Common and preferred stock 1,947 shares	56,132
E. I. du Pont de Nemours & Company	Common and preferred stock 1,233 shares	55,448
Omnicom Group Inc.	Common and preferred stock 1,098 shares	54,856
Stanley Black & Decker Inc.	Common and preferred stock 738 shares	54,590
Transocean Limited	Common and preferred stock 1,206 shares	53,848
Calpine Corporation	Common and preferred stock 2,930 shares	53,121
Cisco Systems Inc.	Common and preferred stock 2,701 shares	53,075
Vulcan Materials Company	Common and preferred stock 1,016 shares	52,883
eBay Inc.	Common and preferred stock 1,033 shares	52,704
Centurytel Inc.	Common and preferred stock 1,343 shares	52,538
Baxter International Inc.	Common and preferred stock 773 shares	51,528
US Bancorp	Common and preferred stock 1,599 shares	51,072
Microsoft Corporation	Common and preferred stock 1,763 shares	47,125
HCA Holdings, Inc.	Common and preferred stock 1,512 shares	45,617
CBS Corporation Class B	Common and preferred stock 1,195 shares	45,470
Legg Mason Inc.	Common and preferred stock 1,704 shares	43,827
NRG Energy Inc.	Common and preferred stock 1,715 shares	39,428
Google Inc. Class A	Common and preferred stock 54 shares	38,306
Apple Inc.	Common and preferred stock 71 shares	37,845
SM Energy Company	Common and preferred stock 720 shares	37,591
Applied Materials Inc.	Common and preferred stock 3,160 shares	36,150
AOL Inc.	Common and preferred stock 1,169 shares	34,614
DIRECTV	Common and preferred stock 675 shares	33,858
Goodyear Tire & Rubber Company	Common and preferred stock 2,386 shares	32,951
Consol Energy Inc.	Common and preferred stock 849 shares	27,253
Total Large Cap Value Asset Class			5,291,846

Participant Self-Directed Accounts	Various Investments		853,568

Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 346,464 units	4,999,478
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 522,342 units	522,342
Total Real Estate Investment Trust (REIT) Asset Class			5,521,820

Small-Mid Cap Growth Asset Class:
Northern Trust Global Investment Russell 2000 Growth Index Fund - Non Lending*	Collective trust fund 666 units	112,439
B/E Aerospace Inc.	Common and preferred stock 1,000 shares	49,398
Affiliated Managers Group Inc.	Common and preferred stock 366 shares	47,635
Signature Bank of New York	Common and preferred stock 598 shares	42,661
Old Dominion Freight Line, Inc.	Common and preferred stock 1,196 shares	40,999
Trimble Navigation, Limited	Common and preferred stock 667 shares	39,873
PVH Corporation	Common and preferred stock 354 shares	39,298
Transdigm Group Inc.	Common and preferred stock 286 shares	38,999
Cooper Companies Inc.	Common and preferred stock 420 shares	38,842
Oasis Petroleum Inc.	Common and preferred stock 1,202 shares	38,224

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Dick's Sporting Goods, Inc.	Common and preferred stock 810 shares	36,847
MWI Veterinary Supply, Inc.	Common and preferred stock 319 shares	35,090
Heartland Payment Systems, Inc.	Common and preferred stock 1,066 shares	31,447
Air Methods Corporation	Common and preferred stock 846 shares	31,209
IPG Photonics Corporation	Common and preferred stock 457 shares	30,459
Cadence Design Systems, Inc.	Common and preferred stock 2,238 shares	30,235
Portfolio Recovery Associates Inc.	Common and preferred stock 282 shares	30,135
Cyberonics Inc.	Common and preferred stock 566 shares	29,732
Ultimate Software Group Inc.	Common and preferred stock 307 shares	28,984
Brunswick Corporation	Common and preferred stock 978 shares	28,450
Polaris Industries Inc.	Common and preferred stock 334 shares	28,106
FEI Company	Common and preferred stock 505 shares	28,007
Oceaneering International, Inc.	Common and preferred stock 520 shares	27,971
Snyders-Lance Inc.	Common and preferred stock 1,151 shares	27,751
Commvault Systems Inc.	Common and preferred stock 395 shares	27,535
Gartner Inc.	Common and preferred stock 593 shares	27,290
ACI Worldwide Inc.	Common and preferred stock 609 shares	26,607
OpenTable Inc.	Common and preferred stock 537 shares	26,206
Extra Space Storage Inc.	Common and preferred stock 713 shares	25,946
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 25,920 units	25,920
Lincoln Electric Holdings Inc.	Common and preferred stock 508 shares	24,729
Marketaxess Holdings, Inc.	Common and preferred stock 700 shares	24,710
United Rentals, Inc.	Common and preferred stock 542 shares	24,672
Tractor Supply Company	Common and preferred stock 278 shares	24,564
Wesco International Inc.	Common and preferred stock 362 shares	24,410
MICROS Systems Inc.	Common and preferred stock 574 shares	24,361
Ametek Inc.	Common and preferred stock 632 shares	23,744
FMC Corporation	Common and preferred stock 404 shares	23,642
Mettler-Toledo International Inc.	Common and preferred stock 122 shares	23,583
Airgas, Inc.	Common and preferred stock 258 shares	23,553
Wex Inc.	Common and preferred stock 309 shares	23,289
Toro Company	Common and preferred stock 539 shares	23,166
Pool Corporation	Common and preferred stock 541 shares	22,895
Cytec Industries	Common and preferred stock 330 shares	22,714
Koppers Holdings Inc.	Common and preferred stock 583 shares	22,241
Energy XXI (Bermuda), Limited	Common and preferred stock 669 shares	21,535
LKQ Corporation	Common and preferred stock 1,007 shares	21,248
Rosetta Resources, Inc.	Common and preferred stock 463 shares	21,002
Alaska Air Group Inc.	Common and preferred stock 487 shares	20,985
Petsmart Inc.	Common and preferred stock 304 shares	20,775
Team Health Holdings, Inc.	Common and preferred stock 720 shares	20,714
Cheesecake Factory Inc.	Common and preferred stock 633 shares	20,712
Elizabeth Arden Inc.	Common and preferred stock 456 shares	20,525
Ultratech, Inc.	Common and preferred stock 550 shares	20,515
Beacon Roofing Supply Inc.	Common and preferred stock 607 shares	20,201
Haynes International, Inc.	Common and preferred stock 388 shares	20,126
Perrigo Company	Common and preferred stock 193 shares	20,078
Roper Industries Inc.	Common and preferred stock 180 shares	20,066
Oil States International, Inc.	Common and preferred stock 261 shares	18,672
Under Armor Inc. Class A	Common and preferred stock 381 shares	18,490
Manhattan Associates, Inc.	Common and preferred stock 299 shares	18,042
Steven Madden Limited	Common and preferred stock 423 shares	17,880
IPC The Hospitalist Company, Inc.	Common and preferred stock 436 shares	17,314
Tenneco Inc.	Common and preferred stock 490 shares	17,204
HFF Inc.	Common and preferred stock 1,131 shares	16,852
OSI Systems, Inc.	Common and preferred stock 259 shares	16,586

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Equifax Inc.	Common and preferred stock 306 shares	16,561
Netgear, Inc.	Common and preferred stock 402 shares	15,847
DSW, Inc. Class A	Common and preferred stock 241 shares	15,831
Costar Group Inc.	Common and preferred stock 172 shares	15,372
Mistras Group Inc.	Common and preferred stock 620 shares	15,308
Core Laboratories N.V.	Common and preferred stock 136 shares	14,866
Verisk Analytics Inc. Class A	Common and preferred stock 288 shares	14,688
Genesee, Inc.	Common and preferred stock 263 shares	14,465
Penske Automotive Group Inc.	Common and preferred stock 470 shares	14,142
Buffalo Wild Wings Inc.	Common and preferred stock 191 shares	13,909
TIBCO Software, Inc.	Common and preferred stock 621 shares	13,668
Jarden Corporation	Common and preferred stock 256 shares	13,235
Catamaran Corporation	Common and preferred stock 268 shares	12,625
DFC Global Corporation	Common and preferred stock 669 shares	12,383
GNC Holdings Inc.	Common and preferred stock 371 shares	12,347
Tangoe Inc.	Common and preferred stock 920 shares	10,920
Zillow Inc.	Common and preferred stock 391 shares	10,850
Insulet Corporation	Common and preferred stock 500 shares	10,610
Eagle Materials Inc.	Common and preferred stock 173 shares	10,121
Prestige Brands Holdings Inc.	Common and preferred stock 462 shares	9,254
Total Small-Mid Cap Growth Asset Class			2,105,092

Total Small-Mid Cap Index Asset Class:
Blackrock Extended Equity Market Fund F*	Collective trust fund 258,043 units	8,492,182
Northern Trust Collective Extended Equity Index Fund - Non Lending*	Collective trust fund 4,014 units	648,800
Total Small-Mid Cap Index Asset Class:			9,140,982

Small-Mid Cap Value Asset Class:
Northern Trust Global Investment Russell 2000 Value Index Fund - Non Lending*	Collective trust fund 10,102 units	1,697,564
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 724,306 units	724,306
CNO Financial Group Inc.	Common and preferred stock 29,230 shares	272,716
Forestar Group Inc.	Common and preferred stock 14,950 shares	259,076
Valassis Communications Inc.	Common and preferred stock 9,800 shares	252,644
Bob Evans Farms Inc.	Common and preferred stock 6,000 shares	241,200
Elizabeth Arden Inc.	Common and preferred stock 5,350 shares	240,804
Cobalt International Energy Inc.	Common and preferred stock 8,700 shares	213,672
Unum Group	Common and preferred stock 9,900 shares	206,118
Griffon Corporation	Common and preferred stock 17,610 shares	201,811
NRG Energy Inc.	Common and preferred stock 8,700 shares	200,013
Coherent Inc.	Common and preferred stock 3,735 shares	189,066
TriMas Corporation	Common and preferred stock 6,750 shares	188,730
Alterra Capital Holdings Inc.	Common and preferred stock 6,630 shares	186,900
Sun Trust Banks Inc.	Common and preferred stock 6,500 shares	184,275
Con-Way Inc.	Common and preferred stock 6,500 shares	180,830
H & R Block Inc.	Common and preferred stock 9,500 shares	176,415
Interpublic Group Companies Inc.	Common and preferred stock 15,300 shares	168,606
Clearwater Paper Corporation	Common and preferred stock 4,300 shares	168,388
Hormel Foods Corporation	Common and preferred stock 5,210 shares	162,604
Regions Financial Corporation	Common and preferred stock 22,500 shares	160,200
Teradyne Inc.	Common and preferred stock 9,350 shares	157,922
Manpower Inc.	Common and preferred stock 3,700 shares	157,028
Arris Group Inc.	Common and preferred stock 10,500 shares	156,870
Libbey Inc.	Common and preferred stock 7,970 shares	154,220
Orbital Sciences Corporation	Common and preferred stock 10,975 shares	151,126
AuRico Gold Inc.	Common and preferred stock 18,444 shares	150,872
Western Alliance Bancorporation	Common and preferred stock 14,150 shares	148,999

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Goodyear Tire & Rubber Company	Common and preferred stock 10,700 shares	147,767
Texas Capital Bancshares Inc.	Common and preferred stock 3,150 shares	141,183
Harman International Industries, Inc.	Common and preferred stock 3,050 shares	136,152
Magna International Inc. Class A	Common and preferred stock 2,700 shares	135,054
MDC Partners Inc. Class A	Common and preferred stock 11,720 shares	132,436
PartnerRe Limited	Common and preferred stock 1,625 shares	130,796
Keycorp	Common and preferred stock 15,500 shares	130,510
Carrizo Oil & Gas Inc.	Common and preferred stock 6,150 shares	128,658
Kennedy-Wilson Holdings Inc.	Common and preferred stock 9,130 shares	127,637
Denbury Resources Inc.	Common and preferred stock 7,800 shares	126,360
Omnicare Inc.	Common and preferred stock 3,500 shares	126,350
Treehouse Foods Inc.	Common and preferred stock 2,405 shares	125,373
ON Semiconductor Corporation	Common and preferred stock 16,800 shares	118,440
Guess?, Inc.	Common and preferred stock 4,670 shares	114,602
Deltic Timber Corporation	Common and preferred stock 1,610 shares	113,698
Allstate Corporation	Common and preferred stock 2,800 shares	112,476
Ocwen Financial Corporation	Common and preferred stock 3,240 shares	112,072
Orkla A/S	Common and preferred stock 12,800 shares	112,000
Scorpio Tankers Inc.	Common and preferred stock 15,550 shares	110,561
MKS Instruments	Common and preferred stock 4,250 shares	109,565
Inter Parfums Inc.	Common and preferred stock 5,500 shares	107,030
Inverness Medical Innovations Inc.	Common and preferred stock 5,700 shares	105,450
Exar Corporation	Common and preferred stock 11,600 shares	103,240
Meadowbrook Insurance Group Inc.	Common and preferred stock 17,820 shares	103,000
PHH Corporation	Common and preferred stock 4,500 shares	102,375
Schawk, Inc. Class A	Common and preferred stock 7,600 shares	100,016
Arrow Electronics Inc.	Common and preferred stock 2,600 shares	99,008
Axis Capital Holdings Limited	Common and preferred stock 2,850 shares	98,724
Vertex Pharmaceuticals, Inc.	Common and preferred stock 2,340 shares	98,140
Reinsurance Group of America Inc.	Common and preferred stock 1,775 shares	94,998
Avnet Inc.	Common and preferred stock 3,100 shares	94,891
Lifepoint Hospitals Inc.	Common and preferred stock 2,500 shares	94,375
Maiden Holdings Limited	Common and preferred stock 10,190 shares	93,646
Chiquita Brands International Inc.	Common and preferred stock 11,350 shares	93,638
Willis Group Holdings	Common and preferred stock 2,750 shares	92,208
Campus Crest Communities Inc.	Common and preferred stock 7,390 shares	90,601
Kosmos Energy Limited	Common and preferred stock 7,300 shares	90,155
Tutor Perini Corporation	Common and preferred stock 6,560 shares	89,872
Tyson Foods Inc. Class A	Common and preferred stock 4,600 shares	89,240
Huntington Ingalls Industries, Inc.	Common and preferred stock 2,000 shares	86,680
PMC-Sierra, Inc.	Common and preferred stock 16,425 shares	85,574
Ciber Inc.	Common and preferred stock 25,500 shares	85,170
TMS International Corporation Class A	Common and preferred stock 6,730 shares	84,260
Aetna Inc.	Common and preferred stock 1,800 shares	83,340
FBR Capital Markets Corporation	Common and preferred stock 21,340 shares	82,586
Albany International Corporation Class A	Common and preferred stock 3,560 shares	80,741
Ingram Micro Inc. Class A	Common and preferred stock 4,700 shares	79,524
Nelnet Inc. Class A	Common and preferred stock 2,610 shares	77,752
First Horizon National Corporation	Common and preferred stock 7,759 shares	76,892
PrivateBancorp, Inc.	Common and preferred stock 5,010 shares	76,753
FTI Consulting Inc.	Common and preferred stock 2,300 shares	75,900
Lear Corporation	Common and preferred stock 1,600 shares	74,944
PPL Corporation	Common and preferred stock 2,600 shares	74,438
Alliant Techsystems Inc.	Common and preferred stock 1,200 shares	74,352
Diamondback Energy Inc.	Common and preferred stock 3,810 shares	72,847
Delphi Automotive PLC	Common and preferred stock 1,900 shares	72,675
Stone Energy Corporation	Common and preferred stock 3,500 shares	71,820

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
GSE Holding Inc.	Common and preferred stock 11,560 shares	71,672
ICF International, Inc.	Common and preferred stock 3,050 shares	71,492
Embraer SA	Common and preferred stock 2,500 shares	71,275
Middleby Corporation	Common and preferred stock 550 shares	70,516
Public Service Enterprise Group Inc.	Common and preferred stock 2,300 shares	70,380
Aurizon Mines Limited	Common and preferred stock 20,200 shares	70,296
Brinks Company	Common and preferred stock 2,390 shares	68,187
Saba Software, Inc.	Common and preferred stock 7,690 shares	67,211
FXCM Inc.	Common and preferred stock 6,640 shares	66,865
TE Connectivity Limited	Common and preferred stock 1,800 shares	66,816
American Equity Investment Life Holding Company	Common and preferred stock 5,450 shares	66,545
Southwest Airlines Company	Common and preferred stock 6,300 shares	64,512
Spirit Airlines, Inc.	Common and preferred stock 3,630 shares	64,324
ACCO Brands Corporation	Common and preferred stock 8,530 shares	62,610
Digi International Inc.	Common and preferred stock 6,590 shares	62,407
WSFS Financial Corporation	Common and preferred stock 1,470 shares	62,108
Zions Bancorp	Common and preferred stock 2,900 shares	62,060
Viewpoint Financial Group Inc.	Common and preferred stock 2,960 shares	61,982
Invacare Corporation	Common and preferred stock 3,800 shares	61,940
Central Pacific Financial Corporation	Common and preferred stock 3,830 shares	59,710
Schweitzer-Mauduit International Inc.	Common and preferred stock 1,500 shares	58,545
Great Plains Energy Inc.	Common and preferred stock 2,800 shares	56,868
EPL Oil & Gas, Inc.	Common and preferred stock 2,480 shares	55,924
Lexington Realty Trust	Common and preferred stock 5,340 shares	55,803
Starwood Property Trust Inc.	Common and preferred stock 2,390 shares	54,874
Nationstar Mortgage Holdings Inc.	Common and preferred stock 1,760 shares	54,525
Mistras Group Inc.	Common and preferred stock 2,200 shares	54,318
ABM Industries, Inc.	Common and preferred stock 2,720 shares	54,264
Wesco International Inc.	Common and preferred stock 800 shares	53,944
J.C. Penney Company Inc.	Common and preferred stock 2,700 shares	53,217
Global Power Equipment Group Inc.	Common and preferred stock 3,100 shares	53,165
FEI Company	Common and preferred stock 955 shares	52,964
Northwest Bancshares Inc.	Common and preferred stock 4,300 shares	52,202
Wabash National Corporation	Common and preferred stock 5,790 shares	51,936
Geo Group Inc.	Common and preferred stock 1,770 shares	49,914
Best Buy Inc.	Common and preferred stock 4,200 shares	49,770
Allied World Assurance Company Holdings	Common and preferred stock 610 shares	48,068
Marvell Technology Group Limited	Common and preferred stock 6,600 shares	47,916
Orion Marine Group, Inc.	Common and preferred stock 6,510 shares	47,588
Validus Holding Limited	Common and preferred stock 1,370 shares	47,375
Molson Coors Brewing Company Class B	Common and preferred stock 1,100 shares	47,069
Home Loan Servicing Solutions	Common and preferred stock 2,450 shares	46,305
Highwoods Properties Inc.	Common and preferred stock 1,370 shares	45,827
Northwestern Corporation	Common and preferred stock 1,280 shares	44,454
Casual Male Retail Group Inc.	Common and preferred stock 10,570 shares	44,394
Symmetry Medical, Inc.	Common and preferred stock 4,160 shares	43,763
Navigant Consulting, Inc.	Common and preferred stock 3,900 shares	43,524
First Midwest Bancorp Inc.	Common and preferred stock 3,460 shares	43,319
Symantec Corporation	Common and preferred stock 2,200 shares	41,382
Portland General Electric Company	Common and preferred stock 1,510 shares	41,314
Two Harbors Investment Corporation	Common and preferred stock 3,700 shares	40,996
Piedmont Natural Gas Inc.	Common and preferred stock 1,300 shares	40,703
Comerica Inc.	Common and preferred stock 1,300 shares	39,442
Synovus Financial Corporation	Common and preferred stock 15,900 shares	38,955
Empire District Electronic Company	Common and preferred stock 1,910 shares	38,926
Staples Inc.	Common and preferred stock 3,400 shares	38,760
Mack-Cali Realty Corporation REIT	Common and preferred stock 1,470 shares	38,382

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bravo Brio Restaurant Group Inc.	Common and preferred stock 2,830 shares	38,007
Homestreet Inc.	Common and preferred stock 1,470 shares	37,559
Cadiz, Inc.	Common and preferred stock 4,710 shares	37,303
UIL Corporation	Common and preferred stock 1,040 shares	37,242
Newpark Resources Inc.	Common and preferred stock 4,730 shares	37,131
THL Credit Inc.	Common and preferred stock 2,510 shares	37,123
Plantronics Inc.	Common and preferred stock 930 shares	34,289
Diodes Inc.	Common and preferred stock 1,960 shares	34,006
Omniamerican Bancorp, Inc.	Common and preferred stock 1,470 shares	34,001
Air Transport Services Group Inc.	Common and preferred stock 8,400 shares	33,684
Providence Service Corporation	Common and preferred stock 1,970 shares	33,470
The Jones Group, Inc.	Common and preferred stock 3,010 shares	33,291
Stealthgas Inc.	Common and preferred stock 3,930 shares	31,165
Government Properties Income Trust	Common and preferred stock 1,290 shares	30,921
Blount International Inc.	Common and preferred stock 1,900 shares	30,058
Flow International Corporation	Common and preferred stock 8,580 shares	30,030
SCBT Financial Corporation	Common and preferred stock 740 shares	29,733
Carmike Cinemas Inc.	Common and preferred stock 1,940 shares	29,100
DeVry Inc.	Common and preferred stock 1,200 shares	28,476
Ignite Restaurant Group Inc.	Common and preferred stock 2,120 shares	27,560
Computer Task Group Inc.	Common and preferred stock 1,510 shares	27,527
Columbus McKinnon Corporation	Common and preferred stock 1,660 shares	27,423
Safeway Inc.	Common and preferred stock 1,500 shares	27,135
Paccar Inc.	Common and preferred stock 600 shares	27,126
Nexen Inc.	Common and preferred stock 1,000 shares	26,940
CA Inc.	Common and preferred stock 1,200 shares	26,376
Alaska Air Group Inc.	Common and preferred stock 600 shares	25,854
Torchmark Corporation	Common and preferred stock 500 shares	25,835
Accuray Inc.	Common and preferred stock 4,010 shares	25,784
Northern Trust Corporation*	Common and preferred stock 500 shares	25,080
XL Group PLC	Common and preferred stock 1,000 shares	25,060
Horsehead Holding Corporation	Common and preferred stock 2,410 shares	24,606
Swift Transportation Company Class A	Common and preferred stock 2,670 shares	24,350
Americas Car-Mart Inc.	Common and preferred stock 600 shares	24,312
CYS Investments Inc.	Common and preferred stock 2,050 shares	24,211
Alpha Natural Resources Inc.	Common and preferred stock 2,410 shares	23,473
Quest Diagnostics Inc.	Common and preferred stock 400 shares	23,308
Citigroup, Inc.	Common and preferred stock 600 shares	23,184
Globe Specialty Metals Inc.	Common and preferred stock 1,680 shares	23,100
Global Indemnity PLC	Common and preferred stock 1,040 shares	23,015
Seachange International Inc.	Common and preferred stock 2,350 shares	22,725
Edison International	Common and preferred stock 500 shares	22,595
Geo Group Inc.	Common and preferred stock 800 shares	22,560
Boston Private Financial Holdings Inc.	Common and preferred stock 2,310 shares	20,813
Medical Action Industries Inc.	Common and preferred stock 7,450 shares	20,041
United Financial Bancorp Inc.	Common and preferred stock 1,250 shares	19,650
Aegean Marine Petroleum Network Inc.	Common and preferred stock 3,660 shares	19,325
Heckmann Corporation	Common and preferred stock 4,480 shares	18,054
Comverse Inc.	Common and preferred stock 600 shares	17,118
Home Bancshares Inc.	Common and preferred stock 490 shares	16,180
Trinity Biotech PLC	Common and preferred stock 1,120 shares	16,150
Health Management Association Inc.	Common and preferred stock 1,700 shares	15,844
Graftech International Limited	Common and preferred stock 1,500 shares	14,085
American Capital Mortgage Investment Corporation	Common and preferred stock 590 shares	13,906
Approach Resources Inc.	Common and preferred stock 550 shares	13,756
Wet Seal Inc. Class A	Common and preferred stock 4,820 shares	13,303
Dynegy Inc.	Common and preferred stock 650 shares	12,435

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	Identity of Issue	Description of Investment	Current Value
	RTI International Metals Inc.	Common and preferred stock 430 shares	11,851
	Rand Logistics Inc.	Common and preferred stock 1,600 shares	10,400
	Super Value Inc.	Common and preferred stock 3,900 shares	9,633
	Liqtech International Inc.	Common and preferred stock 7,770 shares	7,848
	Great American Group Inc.	Common and preferred stock 6,310 shares	947
Total Small-Mid Cap Value Asset Class:				17,702,190

Notes Receivable from Participants*		Interest rates 4.25% - 12.66%		14,324,229

Other	Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Collective trust fund 3,267 units		3,267
				$219,779,462

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 14, 2013	By:	/s/ JONATHAN M. PEACOCK
Jonathan M. Peacock
Executive Vice President and Chief Financial Officer Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1